Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Joint Venture Agreement of Construction Stage 150 MW Wind Project

OAKVILLE, Oct. 19, 2015 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN), today announced it has agreed to jointly develop a 150 MW construction stage wind project in the United States with Renewable Energy Systems Americas Inc.

The Deerfield wind power project (“Deerfield”) is located in central Michigan and is being constructed on approximately 20,000 acres of land leased from a supportive wind power land owner group. The project will utilize proven turbine technology comprised of 44 Vestas V110-2.0 wind turbines and 28 Vestas V110-2.2 turbines and is estimated to generate 555.2 GW-hrs annually. Deerfield has a 20 year power purchase agreement with Wolverine Power Supply Cooperative, Inc. a local electric distribution utility serving approximately 260,000 customers in Michigan.

The joint venture further expands APUC’s presence in the renewable energy space, increasing its North America. The total project cost is expected to be approximately U.S. $303 million. Non-recourse project financing will be arranged by the joint venture including approximately U.S. $151 million of tax equity. The project is expected to achieve commercial operation at the end of 2016 with its first full year of operation being 2017.

“We are pleased to partner with Renewable Energy Systems Americas Inc. on the Deerfield wind project. This project demonstrates our capacity to create long term shareholder value through investments in renewable energy generation projects”, commented Chief Executive Officer Ian Robertson.

Further information about Deerfield can be found on APUC’s website at: http://investors.algonquinpower.com/mna.aspx?iid=4142273

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. is a $4.5 billion North American diversified generation, transmission and distribution utility. The Distribution Group operates in the United States and provides rate regulated water, electricity and natural gas utility services to over 489,000 customers. The non-regulated Generation Group owns or has interests in a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,050 MW of installed capacity. The Transmission Group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective financial position. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Amanda Dillon, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 08:00e 19-OCT-15